SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 25, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 25, 2008

TAM to have daily flights to Lima, Peru, as of October 17

New service will depart from Guarulhos International Airport in São Paulo en route to Peru's Capital

São Paulo, September 25, 2008 – Starting October 17, TAM (NYSE: TAM and Bovespa: TAMM4) will begin to offer its new daily flight service to Lima, Peru. The flight will depart from Guarulhos International Airport in São Paulo en route to Jorge Chávez International Airport in Peru’s capital. This will be the 17th international destination served by TAM.

Modern Airbus A320 aircraft, featuring 12 executive class and 144 economy class seats, for a total capacity of 156 passengers, will service the route.

The flight will take off from São Paulo at 8:25 a.m., and will land in Lima at 10:35 a.m. The return flight from Lima to Brazil will depart at 11:45 a.m. and arrive in São Paulo at 7:30 p.m. (local time).

"The start of service to Lima gives continuity to our strategy of expanding TAM’s international network,” says Paulo Castello Branco, TAM’s Vice President of Sales and Planning. “Offering passengers new destinations and possibilities of connections is part of our search for excellence of service, one of TAM's three pillars of performance, together with management and technical-operational excellence.”

The schedule for the new flights will allow for connections in São Paulo to destinations served by TAM in Europe (Frankfurt, Paris, Milan, London and Madrid), as well as locations served by the airline in South America, particularly Buenos Aires, Argentina. Beyond this, it will allow for domestic connections with the principal destinations served by TAM in Brazil.

Executive Class and special services

One thing that sets this route apart is the offering of seats in Executive Class, which allows passengers to fly to Peru in greater comfort. Those who fly Executive will also have VIP lounges in both airports at their disposal.

On board, travelers will have access to every one of TAM’s special services, and will also enjoy additional privileges such as free cell phone rental, for which they will only be charged for calls made abroad, and, for passengers in Executive Class, executive car service in Lima from the airport to the hotel and back. These services are subject to contract conditions (available at: www.tam.com.br / Serviços Especiais TAM [TAM Special Services]) and can be requested when making reservations with at least 24 hours before flight time notice.

Promotional fares for the launch of the route will start at US$ 585.00 in economy class and US$ 2,041.00 in executive class for round trip service, not including fees. These rates are valid for tickets issued up to October 17 for flights taken by December 1.

For more information, reservations and ticket purchase, customers can get in touch with the TAM Service Center by calling 4002-5700 (from state capitals) or 0800-570-5700 (from other locations), or via www.tam.com.br

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with a 54.2% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.